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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 18 2015
Washington DC

SEC FILE NUMBER
8- 66358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bay Mutual Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 olympic blvd ; suite #140 east
(No. and Street)

Santa monica | CA | 90404
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
martin 'budge' pernoll (310) 586-3222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter yu and associates, inc.
(Name – *if individual, state last, first, middle name*)

16133 ventura blvd #450 | encino | CA | 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bay Mutual Financial, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title: FMOP

See Loose Certificate Attachment

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California All-Purpose Certificate Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On this 13th **day of** March**, 2015, before me, C. Parra, a Notary Public, personally appeared,** Steven L. Thornton**,**

who proved to me on the basis of satisfactory evidence to be the person, whose name is subscribed to the within instrument and acknowledged to me that he/~~she~~ executed the same in his/~~her~~ authorized capacity, and that by his/~~her~~ signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

C Parra **(Seal)**

C. PARRA, NOTARY PUBLIC
Commission Expires: September 10, 2015

VRS1
C. PARRA
COMM. # 1948588
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Sept 10, 2015
VRS1

TITLE OF DOCUMENT: Oath or Affirmation

DATE OF DOCUMENT: 03/13 **/2015** **NUMBER OF PAGES:**

This form complies with current California statues regarding notary wording and if needed should be completed and attached to the document Acknowledgments from other states may be completed for documents being sent to that state so long as wording does not require the California notary to violate California notary law.

Bay Mutual Financial, LLC

Financial Statements

December 31, 2014

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bay Mutual Financial, LLC

We have audited the accompanying financial statements of Bay Mutual Financial, LLC, a California corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bay Mutual Financial, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bay Mutual Financial, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules contained in Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of Bay Mutual Financial, LLC's financial statements. The supplemental information is the responsibility of Bay Mutual Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lichter, Yu + Associates

Encino, California
March 16, 2015

Bay Mutual Financial, LLC
Statement of Financial Condition
December 31, 2014

Assets

Current Assets		
Cash	$	4,902
Commissions receivable		1,545
Other receivables		73,931
Prepaid expenses		9,416
Total Current Assets		89,794
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $35,542		3,324
Total Fixed Assets		3,324
Other Assets		
Deposits and other assets		87,765
Total Other Assets		87,765
Total Assets	$	180,883

Liabilities and Member's Equity

Current Liabilities		
Accounts payable and accrued expenses	$	295,008
Income tax payable		16,857
Total Current Liabilities		311,865
Member's Equity		(130,982)
Total Liabilities and Members' Equity	$	180,883

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenue	
Commissions and fees	$ 1,051,731
Total Revenue	1,051,731
Expense	
Salaries, payroll taxes and benefits	490,203
Rent	89,512
Professional services	135,031
Clearing charges	39,112
Errors	62,201
Marketing	2,249
Depreciation	416
Regulatory and licensing	17,295
Insurance	3,082
Telephone	25,620
Travel expenses	45,331
Other expenses	131,666
Total Expenses	1,041,718
Total Other (Expense)	
Interest expense	(35,418)
Legal settlement	(195,000)
Penalties	(11,814)
Total Other Expense	(242,232)
Loss Before Provision for Income Taxes	(232,220)
Income tax provision	6,800
Net Loss	$ (239,020)

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statements of Changes in Member's Equity
For the Year Ended December 31, 2014

Member's Equity		
Balance at beginning of year	$	69,848
Members' contribution		52,500
Members' distribution		(14,310)
Net loss		(239,020)
Balance at end of year	$	(130,982)

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(239,020)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		416
Decrease in receivable from brokers and dealers		56,843
Decrease in other receivable		10,264
Increase in deposit and other assets		(17,500)
Increase in accounts payable and accrued expenses		113,838
Increase in income tax payable		6,557
Total Adjustments		170,418
Net cash used in operations		(68,602)
Cash flows from investing activities:		
Purchase of furniture and equipment		(3,740)
Net cash used in investing activities		(3,740)
Cash flows from financing activities:		
Members' contribution		52,500
Members' distribution		(14,310)
Net cash provided by financing activities		38,190
Net change in cash		(34,152)
Cash at beginning of period		39,054
Cash at end of period	$	4,902
Supplemental cash flow disclosures:		
Interest expense	$	35,418
Income tax payments	$	800

See Accompanying Independent Auditor's Report and Notes

NOTE A Organization:

Bay Mutual Financial, LLC (the "Company") was organized in the State of California on June 12, 2003, as a broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in the business of transacting in corporate equity securities for its clients but it is permitted to perform other securities related activities.

Note B Summary of Significant Accounting Policies:

Revenue Recognition:

The Company recognizes income and expense on the accrual basis.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America ("GAAP") require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Customer Transactions:

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and cash equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.
Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2014, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2014, the Company had not taken any significant uncertain tax positions on its tax returns for 2014 and prior years or in computing its tax provision for 2014. The Company's federal and state income tax returns for the tax years 2011, 2012 and 2013 remain subject to examination for federal and state taxes.

The Company files its own federal and state income tax returns. Due to the nature of a Limited Liability Company the members are taxed directly on the profits and losses of the Company. The Company is liable for the minimum state tax and Limited Liability Company franchise fee.

At December 31, 2014 the Company made an appropriate state income tax provision for minimum state tax and Limited Liability Company Franchise fees of $6,800.

NOTE C Cash:

The Company maintains its cash balances at banks and a brokerage house located in Santa Monica, California and Jersey City, New Jersey. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of December 31, 2014, there were no uninsured cash balances.

NOTE D Fixed assets:

At December 31, 2014, Furniture, Leasehold Improvements and Equipment consisted of the following:
A summary is as follows:

	December 31, 2014
Office equipment	$ 38,866
	38,866
Less accumulated depreciation	(35,542)
	$ 3,324

Depreciation expense was $416 for the year ended December 31, 2014.

NOTE E Net capital requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had minimum net capital requirement of $20,801, and net capital deficiency of approximately of ($218,708). The Company as of December 31, 2014 has a net capital deficiency of ($239,509) after minimum net capital requirement of $20,801.

NOTE F Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE G Leases:

The Company lease an office under non-cancelable operating leases. The lease expires in June 2019. Rent expense for year ended December 31, 2014 was $89,512. The future minimum lease obligation resulting from the lease agreement is as follows:

Fiscal year ended December 31,		
2015	$	92,164
2016		94,925
2017		97,769
2018		100,701
2019		51,480
	$	437,039

NOTE H Contingent Liabilities:

The Company is subject to ongoing litigation and claims in the normal course of its business. Management accrues for settlement of such litigation and claims when a liability is deemed probable and estimable. As of December 31, 2014, $195,000 has been accrued on the books related to legal settlements from ongoing litigations and claims and all costs have been expenses in the normal course of business.

NOTE I Subsequent Event:

The Company has evaluated subsequent events through March 13, 2015 the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

Supplemental Schedules

Bay Mutual Financial, LLC
Computation of Net Capital Under Rule 15C3-1
December 31, 2014

Schedule I

Members' Equity	$	(130,982)
Less Non Allowable Assets		
Other receivable		73,931
Furniture and Fixtures (net of depreciation)		3,324
Prepaid expenses		9,416
Total Non Allowable Assets		86,671
Less Haircuts		1,055
Net Capital	$	(218,708)
Total Liabilities	$	311,865
Aggregated Indebtedness		311,865
Net Capital Required		5,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)		20,801
Minimum Statutory Dollar Requirement		5,000
Net Capital Requirement (greater of the two)		20,801
Capital in Excess of Minimum Requirement	$	(239,509)

Reconciliation of Net Capital Computation with Focus Report

Schedule II

Net Capital Per Focus II Report	$	17,619
Increase in non allowable assets		(14,919)
Members' distribution		(14,310)
Decrease in income due to audit adjustments		(207,098)
Net Capital	$	(218,708)

Reconciliation of Audit Adjustments:

Correction of expense accounts	$	14,310
Increase in other receivables		17,731
Decrease in prepaid		(2,398)
Increase in depreciation expense		(416)
Increase in accounts payable		(891)
Increase in accrued expenses		(225,934)
Increase in income tax provision		(9,500)
Decrease in income due to audit adjustments	$	(207,098)

See Accompanying Independent Auditor's Report and Notes

Bay Mutual Financial, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3

December 31, 2014

Schedule II

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

Bay Mutual Financial, LLC
INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

December 31, 2014

Schedule III

Bay Mutual Financial, LLC relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

BAY MUTUAL FINANCIAL, LLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
Bay Mutual Financial, LLC
Santa Monica, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Bay Mutual Financial, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bay Mutual Financial, LLC's compliance with the applicable instructions of Form SIPC-7. Bay Mutual Financial, LLC's management is responsible for Bay Mutual Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries and check to be issued in the amount of $2,532, noting a difference of $34;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, see attached "Reconciliation of Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting a difference of $13,899;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting a difference of $34; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was an overpayment of $34.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 16, 2015
Encino, California

Bay Mutual Financial, LLC
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:	
Commissions and fees	$ 1,051,731
Total revenue audited for the year ended December 31, 2013	1,051,731
Total revenue reported on Form SIPC-7T	1,051,731
(Over) Under reported	$ -

See Accompanying Independent Accountant's Report

Bay Mutual Financial, LLC
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions.	$	(39,112)
Total adjustments reported on Form SIPC-7T		(39,112)
General Ledger Comparison:		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions.		25,213
(Over) Under reported	$	(13,899)

See Accompanying Independent Accountant's Report

Bay Mutual Financial, LLC
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	1,051,731
Total adjustments reported on Form SIPC-7T		(39,112)
SIPC net operating revenues	$	1,012,619
General assessment @ .0025	$	2,532
Amount reported on Form SIPC-7T	$	2,566
(Over) Under reported	$	(34)

See Accompanying Independent Accountant's Report

BAY MUTUAL FINANCIAL, LLC

MANAGEMENT'S STATEMENT ON EXEMPTION

DECEMBER 31, 2014

BAY MUTUAL FINANCIAL, LLC
MANAGEMENT'S STATEMENT ON EXEMPTION
DECEMBER 31, 2014

Bay Mutual Financial, LLC as of and during the year ended December 31, 2014 makes the following statements:

- Bay Mutual Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bay Mutual Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions").

- Bay Mutual Financial, LLC stated that Bay Mutual Financial, LLC met the identified exemption provisions throughout the year ended December 31, 2014 year without exception.

- Bay Mutual Financial, LLC's management is responsible for compliance with the exemption provisions and its statements

- No exceptions were noted during the year ended December 31, 2014.

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bay Mutual Financial, LLC

We have reviewed management's statements, included in the accompanying Management Statement of Exemption, in which (1) Bay Mutual Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bay Mutual Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Bay Mutual Financial, LLC stated that Bay Mutual Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bay Mutual Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bay Mutual Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lichter, Yu + Associates

Encino, California
March 16, 2015